LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

Please reply to Fax No: 020 7880 5111


03022917

18 June 2003

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

Ann. E. Mantz
Company Secretary

cc. Mr. Brian Teitelbaum (Citibank)



LAURA ASHLEY HOLDINGS plc
("Laura Ashley" or "the Group")

The Board of Laura Ashley Holdings plc announces that the Group has entered into conditional Heads of Terms for the disposal of its operations in Switzerland, Austria and Italy with EDMI Holdings SA for a consideration of € 2. Under the Heads of Terms, the businesses being disposed of will enter into new separate franchise agreements with the Group.

For the year ended 25 January 2003, the businesses being disposed of had reported turnover of £6.6 million, a loss before tax of £1.3 million and combined net assets of £0.02 million.

At the completion of the proposed transaction, it is expected that the businesses being disposed of will have a net asset value of £0.9 million and the cash impact to the Group's UK operations will be broadly neutral.

As at 25 January 2003, the Group had made provisions of £0.8 million to close 4 of the 10 stores which are the subject of this transaction. The Group now anticipates that additional provisions of approximately £0.2 million will be required in respect of the closure of these 4 stores. However, the directors expect that these additional provisions together with a net asset write off of £0.9 million, arising from the disposal, will be more than offset by premiums which the Group has already received or anticipates receiving on disposal of certain other of the Group's premises in Continental Europe.